Exhibit 99.1

Baytex Energy Trust
Supplemental U.S. GAAP Disclosures

December 31, 2008

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors of Baytex Energy Ltd. and
Unitholders of Baytex Energy Trust:

We have audited the consolidated financial statements of Baytex Energy Trust and subsidiaries (the “Trust”) as at December 31, 2008 and 2007 and for the years then ended and have issued our reports thereon dated March 16, 2009 (which audit report expresses an unqualified opinion and includes an explanatory paragraph relating to the separate issuance of financial statements prepared in accordance with Canadian generally accepted accounting principles and includes a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Differences relating to changes in accounting principles) and such financial statements and reports are included in Amendment No. 1  to Form 40-F for the year ended December 31, 2008. We have also audited the following Supplemental U.S. GAAP Disclosures of the Trust as at December 31, 2008 and 2007 and for the years then ended which were prepared to comply with the requirements of Item 18 of Form 20-F.  This supplemental disclosure is the responsibility of the Trust’s management. Our responsibility is to express an opinion based on our audits. In our opinion, the Supplemental U.S. GAAP Disclosures as at December 31, 2008 and 2007 and for the years then ended, when considered in relation to the 2008 and 2007 basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

(signed) “Deloitte & Touche LLP”
Independent Registered Chartered Accountants
Calgary, Alberta, Canada
July 16, 2009

Baytex Energy Trust
Supplemental U.S. GAAP Disclosures
December 31, 2008
(All tabular amounts in thousands of Canadian dollars, except per unit amounts)

This information should be read in conjunction with the audited annual consolidated financial statements of Baytex Energy Trust (“Baytex” or the “Trust”) as at and for the years ended December 31, 2008 and 2007.  The Trust’s consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  Significant differences between Canadian and United States generally accepted accounting principles (“U.S. GAAP”) are described in note 19 of the December 31, 2008 consolidated financial statements.  In addition to the significant differences described in note 19, presentation of the following additional disclosures are required under U.S. GAAP and Regulation S-X of the United States Securities and Exchange Commission as specified in Item 18 of the Form 20-F.

1.	Full Cost Accounting

Under U.S. GAAP, for determining the limitation of capitalized costs, the carrying value of a cost center’s oil and gas properties cannot exceed the future net cash flows, discounted at 10%, of its proved reserves using period-end oil and gas prices and costs plus (i) the costs of properties that have been excluded from the depletion calculation and (ii) the lower of cost or estimated fair value of unproved properties included in the depletion calculation less (iii) income tax effects related to differences between the book and tax basis of the properties.  The amount of the impairment expense is recognized as a charge to the results of operations and a reduction in the net carrying amount of a cost center’s oil and gas properties.

For Canadian GAAP, the carrying value includes all capitalized costs for each cost center, including costs associated with asset retirement net of estimated salvage values, unproved properties and major development projects, less accumulated depletion and ceiling test impairments. This is essentially the same definition according to U.S. GAAP, under Regulation S-X, except that the carrying value of assets should be net of deferred income taxes and costs of major development projects are to be considered separately for purposes of the ceiling test calculation.

Under U.S. GAAP, the capitalized costs of unproved properties and major development costs, which have been excluded from the depletion and ceiling test calculations, are required to be disclosed on the face of the balance sheet.  Capitalized costs of $121.2 million relating to unproved properties were included in the petroleum and natural gas properties on the balance sheet.  This is amortized into the depletion base over five years.  There were no major development projects that were excluded from the capitalized costs being amortized.

2.	Full Cost Accounting

i.	The components of accounts payable and accrued liabilities are as follows:

	As at December 31
	2008	2007
Trade payables	$64,067	$46,965
Joint venture	25,670	8,508
Oil & gas accrued liabilities	66,361	39,450
Other	8,181	9,395
	$164,279	$104,318

ii.	The components of inventory are as follows:

	As at December 31
	2008	2007
Oil and condensates	$260	$5,585
Other	72	412
	$332	$5,997

3.	Deferred Charges

As described under “Financial Instruments and Risk Management” in note 16 of the December 31, 2008 consolidated financial statements, deferred charges or transaction costs are recorded as a reduction from the related liability and accounted for using the effective interest method.  For U.S. GAAP purposes, these costs are classified as deferred charges and amortized using the effective interest method over the expected term of the financial liability.

Baytex Energy Trust
Supplemental U.S. GAAP Disclosures
December 31, 2008
(All tabular amounts in thousands of Canadian dollars, except per unit amounts)

4.	Bank Loan and Credit Facilities

The weighted average interest rate on short-term borrowings for the year ended December 31, 2008 was 5.39% (2007 – 6.91%).

5.	Unitholders’ Capital

Distributions declared for the year ended December 31, 2008 were $2.64 per unit (2007 – $2.16 per unit).  The number of trust units outstanding as at December 31, 2008 was 97,685,333 (2007 – 84,539,945).  Under U.S. GAAP, the number of trust units issued and outstanding is required to be disclosed on the face of the balance sheet.

Costs related to the issuance of trust units for the year ended December 31, 2008 of $0.2 million (2007 - $7.7 million) were netted against unitholders’ capital.  Under U.S. GAAP, in the consolidated statement of cash flows, these amounts would be presented on a gross basis, whereas under Canadian GAAP, they have been netted against the proceeds from the issuance of trust units.

6.	Trust Unit Rights Incentive Plan

The Trust has a Trust Units Rights Incentive Plan (the “Plan”) established in 2003.  As the exercise price of the unit rights granted under the plan is subject to downward revisions in future periods by a portion of the future distributions, subject to certain performance criteria, the Plan is a variable compensation plan under U.S. GAAP.  Effective January 1, 2006, the Trust adopted Statement of Financial Accounting Standards No. 123R “Share-Based Payments” (“SFAS 123R”).

SFAS 123R requires that all unit-based payments to employees, including grants of unit rights, be recognized in the financial statements based on their fair values. Liability classified awards, such as the Trust’s unit rights are re-measured to fair value at each consolidated balance sheet date until the award is settled rather than being treated as an equity classified award on the grant date as required under Canadian GAAP.  Baytex has adopted this standard by applying the modified prospective method.   The fair value of the unit rights has been determined using a binomial-lattice model.  Under U.S. GAAP, changes in fair values between reporting periods are charged or credited to earnings with a corresponding change to current liabilities.  The accounting for compensation expense for the Plan results in a difference between Canadian GAAP and U.S. GAAP, as the Trust classifies the Plan as equity awards and uses the grant date fair value method to account for its unit compensation expense under Canadian GAAP.

Under U.S. GAAP, compensation expense was increased by $1.2 million in 2008 ($3.1 million reduction to compensation expense in 2007).  The Trust recorded compensation expense of $9.0 million for the year ended December 31, 2008 ($4.9 million in 2007) related to the unit rights granted under the Plan.

The Trust used the binomial-lattice model to calculate the estimated weighted average grant date fair value of $2.42 per unit for unit rights issued during 2008 ($3.87 per unit in 2007).  The following assumptions were used to arrive at the estimate of fair values:

	2008	2007
Expected annual exercise price reduction	$2.64	$2.16
Expected volatility	28% - 39%	28%
Risk-free interest rate	2.98% - 4.17%	3.77% - 4.50%
Forfeiture rate	10%	10%
Expected life of right (years)	Various (1)	Various (1)

(1)The binomial-lattice model calculates the fair values based on an optimal strategy, resulting in various expected life of unit rights.  The maximum term is limited to five years by the Plan.

Baytex Energy Trust
Supplemental U.S. GAAP Disclosures
December 31, 2008
(All tabular amounts in thousands of Canadian dollars, except per unit amounts)

The following table is a summary of the status of the unvested unit rights as of December 31, 2008 and 2007 and changes during the years then ended:
	Number of unvested rights	Weighted average grant date fair value
Unvested, December 31, 2006	4,293	$4.06
Granted	2,642	$3.87
Vested	(1,736)	$3.95
Forfeited	(554)	$4.10
Unvested, December 31, 2007	4,645	$3.99
Granted	2,838	$2.42
Vested	(2,149)	$3.96
Forfeited	(665)	$4.12
Unvested, December 31, 2008	4,669	$3.03

As of December 31, 2008, there was $4.7 million of total unrecognized compensation cost related to unvested unit rights; the cost is expected to be recognized over a weighted average period of 1.4 years.  The total fair value of unit rights vested during the year ended December 31, 2008 was $8.3 million ($13.9 million in 2007).

The intrinsic value of a unit right is the amount by which the current market value of the underlying trust unit exceeds the exercise price of the unit right.

The following table summarizes information related to unit rights activity during the years ended December 31, 2008 and 2007:

	Number of rights	Weighted average exercise price (1)	Weighted average contract life (years)	Aggregate intrinsic value
Outstanding, December 31, 2007	7,662	$14.67	3.4	$35,553
Granted	2,838	$19.27	4.7	-
Exercised	(1,386)	$7.69	1.1	23,109
Forfeited	(665)	$21.79	4.1	1,836
Outstanding, December 31, 2008	8,449	$14.58	3.3	$16,277
Exercisable, December 31, 2008	3,780	$11.52	2.3	$15,858
Expected to vest	4,201	$17.07	4.1	$377
(1)Exercise price reflects grant prices less reduction in exercise price as discussed above.

	Number of rights	Weighted average exercise price (1)	Weighted average contract life (years)	Aggregate intrinsic value
Outstanding, December 31, 2006	6,313	$14.00	3.7	$52,396
Granted	2,642	$19.85	4.7	248
Exercised	(739)	$7.42	1.7	9,685
Forfeited	(554)	$16.91	3.5	2,103
Outstanding, December 31, 2007	7,662	$14.67	3.4	$35,553
Exercisable, December 31, 2007	3,017	$9.89	2.4	$28,012
Expected to vest	4,180	$17.78	4.1	$6,787
(1)Exercise price reflects grant prices less reduction in exercise price as discussed above.

7.	Petroleum and Natural Gas Revenues

Under U.S. GAAP, petroleum and natural gas revenues are required to be presented net of royalties, excise and sales taxes to governments and other mineral interest owners.

Baytex Energy Trust
Supplemental U.S. GAAP Disclosures
December 31, 2008
(All tabular amounts in thousands of Canadian dollars, except per unit amounts)

8.	Interest

Under U.S. GAAP, interest income should be disclosed separately from interest expense on the face of the income statement.  For the year ended December 31, 2008, interest income netted against the interest expense was $0.2 million (2007 - $0.8 million).

9.	Income Taxes

On January 1, 2007, Baytex adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes" ("FIN 48"), an interpretation of FASB Statement No. 109, ”Accounting for Income Taxes."  FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  The interpretation requires that Baytex recognize the impact of a tax position in the financial statements if that position is more likely than not of being sustained on audit, based on the technical merits of the position.  FIN 48 also provides guidance on derecognition, classification, interest and penalties, and accounting in interim periods and disclosure.  In accordance with the provisions of FIN 48, any cumulative effect resulting from the change in accounting principle is to be recorded as an adjustment to the opening deficit balance.  Baytex has applied similar guidance in assessing its uncertain tax positions under Canadian GAAP.

The implementation of FIN 48 did not result in any adjustment to the beginning tax positions of the Trust.   The unrecognized tax benefits of the Trust are disclosed below.

Unrecognized tax benefits, January 1, 2007	$3,071
Gross decrease for tax positions taken during a prior period	(130)
Gross decrease for tax positions taken during the current period	(710)
Gross increase for tax positions taken during the current period	2,896
Reductions due to lapse of applicable statute of limitations	(877)
Unrecognized tax benefits, December 31, 2007	$4,250
Gross increase for tax positions taken during a prior period	98
Gross decrease for tax positions taken during a prior period	(195)
Gross increase for tax positions taken during the current period	447
Reductions due to lapse of applicable statute of limitations	(1,000)
Unrecognized tax benefits, December 31, 2008	$3,600

All of the Trust’s unrecognized tax benefits at December 31, 2008, if recognized, would affect the Trust’s effective income tax rate.  The Trust does not anticipate further adjustments to the unrecognized tax benefits during the next twelve months that would have a material impact on its consolidated financial statements.

The Trust recognizes interest and penalties related to uncertain tax positions in a component of interest expense.  During each of the years ended December 31, 2008 and 2007, interest expense includes $0.3 million of interest related to taxation amounts.  There are no accruals of interest and penalties as at December 31, 2008 on the balance sheet ($0.1 million accrued at December 31, 2007).

Baytex and its subsidiaries are subject to either Canadian federal and provincial income tax, U.S. federal, state and local income tax, or the relevant income tax in other international jurisdictions.  Baytex may be subject to a reassessment of federal and provincial income taxes by Canadian tax authorities for a period of four years from the date of mailing of the original notice of assessment in respect of any particular taxation year.  For the Canadian federal and provincial income tax matters, the open taxation years range from 2005 to 2008.   The U.S. federal statute of limitations for assessment of income tax is generally closed for the taxation years through 2004.   In certain circumstances, the U.S. federal statute of limitations can reach beyond the standard three year period.  U.S. state statutes of limitations for income tax assessment vary from state to state.   The tax authorities have not audited any of the income tax returns of Baytex or its subsidiaries for the open taxation years noted above.

Baytex Energy Trust
Supplemental U.S. GAAP Disclosures
December 31, 2008
(All tabular amounts in thousands of Canadian dollars, except per unit amounts)

10.	Financial Instruments and Risk Management

In September 2006, the FASB issued SFAS No. 157, “Fair value measurements” (“SFAS 157”).  This statement defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and expands disclosure about fair value measurements.  The Trust adopted the provisions of SFAS 157 effective January 1, 2008.  The implementation did not have a material impact on the consolidated financial statements as the current policy on accounting for fair value measurements is consistent with this guidance.  The Trust has, however, provided additional prescribed disclosures not required under Canadian GAAP.

SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The three levels of the fair value hierarchy are described below:

•	Level 1: Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

•	Level 2: Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

•	Level 3: Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

As required by SFAS 157 when the inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measure in its entirety.

The following table presents the Trust’s fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2008.  The fair value measurement of financial instruments related to the Trust’s foreign currency swaps and commodity price collars are considered Level 2.

As at December 31, 2008	Level 1	Level 2	Level 3	Total
Derivatives designated as held for trading	-	$ 85,678	-	$ 85,678

11.	Commitments and Contingencies

For the year ended December 31, 2008, the Trust recorded an expense for operating leases of $2.8 million (2007 – $2.0 million).  The operating leases have expiration dates ranging from April 2010 to April 2020.

12.	Supplemental Information

Change in Non-Cash Working Capital Items

For years ended December 31,	2008	2007
Operating activities
Accounts receivable	$29,795	$(27,231)
Crude oil inventory	5,665	3,612
Accounts payable and accrued liabilities	3,436	28,759
	38,896	5,140
Investing activities
Accounts payable and accrued liabilities	19,874	4,060
	$58,770	$9,200